Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Tax-Free Municipal Funds:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that Dreyfus BASIC New York Municipal Money Market
Fund, Dreyfus BASIC California Municipal Money Market
Fund and Dreyfus BASIC Massachusetts Municipal Money
Market Fund, each a series of The Dreyfus/Laurel
Tax-Free Municipal Fund (the "Trust"), (collectively
the "Funds"), complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 (the Act) as of
March 31, 2008.  Management is responsible for the
Funds' compliance with those requirements.  Our
responsibility is to express an opinion on management's
assertion about the Funds' compliance based on our
examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds'
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of March 31, 2008 and with
respect to agreement of security purchases and sales,
for period from June 30, 2007 (the date of our last
examination) through March 31, 2008:
1. 	Examination of Mellon Bank N.A.'s ("the Custodian")
security position reconciliations for all securities held
by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3. 	Inspection of documentation of other securities
held in safekeeping by Custodian but not included in 1)
and 2) above;
4. 	Reconciliation between the Funds' accounting
records and the custodian's records as of March 31, 2008
and verified reconciling items;
5.	Confirmation of pending purchases for the Funds
as of March 31, 2008 with brokers, and where responses
were not received, an inspection of documentation
corresponding to subsequent cash payments;
6..	Agreement of pending sales activity for the
Funds as of March 31, 2008 to documentation of
corresponding subsequent cash receipts;
7..	Agreement of Trust's trade tickets for two
purchases and two sales or maturities for the period
June 30, 2007 (the date of our last examination) through
 March 31, 2008, to the books and records of the Funds
noting that they had been accurately recorded and
subsequently settled;
8..	We reviewed Mellon Global Securities Services
Report on Controls Placed in Operation and Tests of
Operating Effectiveness ("SAS 70 Report") for the period
January 1, 2007 through December 31, 2007 and noted no
negative findings were reported in the areas of Asset
Custody and Control; and
9..	We inquired of the Custodian who concurred that
all control policies and procedures detailed in Section
IV Control Objectives, Controls, and Tests of Operating
Effectiveness of the SAS 70 Reports, have remained in operation and functioned adequately from January 1, 2008 through March 31, 2008. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2008, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
KPMG, LLP
New York, New York
June 27, 2008

June 27, 2008


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

Management of BNY Mellon Large Cap Stock Fund, BNY
Mellon Income Stock Fund, BNY Mellon Mid Cap Stock
Fund, BNY Mellon Small Cap Stock Fund, BNY Mellon International Fund, BNY Mellon Emerging Markets Fund,
BNY Mellon Bond Fund, BNY Mellon Intermediate Bond Fund,
BNY Mellon Short-Term U.S. Government Securities Fund,
BNY Mellon National Intermediate Municipal Bond Fund,
BNY Mellon National Short-Term Municipal Bond Fund,
BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY Mellon Massachusetts Intermediate Municipal Bond Fund, BNY Mellon Balanced Fund, BNY Mellon Money Market Fund,
BNY Mellon National Money Market Fund and BNY Mellon
U.S. Core Equity 130/30 Fund, each a series of the BNY Mellon Funds Trust, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of March 31, 2008 and from
August 31, 2007 through March 31, 2008.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2008 and from
August 31, 2007 through March 31, 2008 with respect to securities reflected in the investment account of the Funds.

BNY Mellon Funds Trust


Robert Salviolo
Assistant Treasurer